EXHIBIT 23.3

                                           December 13. 2002


To Whom It May Concern:

     The firm of James R. Bonzo, Certified Public Accountant consents to the inclusion of their report on the Financial Statements of Music Etc., Inc. as of September 30, 2002 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,



/s/ James R. Bonzo
Certified Public Accountant